Exhibit 99.4

Exhibit 99.4

Sun Life Financial

ACTING TODAY FOR A GREENER TOMORROW

Sun Life Financial has a long-standing commitment to sustainability, and as part of that commitment we are working to lighten our environmental footprint.

In an effort to help Sun Life Financial reduce the amount of printed material, please consider receiving your investor information from us via the Internet.

It’s easy, convenient, secure and private. Follow these simple steps now:

• Go to www.proxyvote.com

• Enter the 12-digit control number from the enclosed Voting Instruction Form

• Vote and make your final submission

• Click on the “Enroll in Electronic Delivery” button

• Enter and verify your email address

• Create and verify your confidential PIN

• Confirm you have read the Description of Service

• Submit and you are done!

Life’s brighter under the sun

© Sun Life Assurance Company of Canada, 2013. E-2-2013